Keezel Inc.



ANNUAL REPORT

May, 25th 2020*
Keezel, Inc.
(incorporated in Delaware on 27 April 2017)

20377 SW Acacia Street, 2nd Floor Newport Beach, CA 92660

https://www.keezel.us

*We relied on the temporary relief being provided by the Securities and Exchange Commission
due to COVID-19.*

BUSINESS

The Company was formed in April 2017 to market, sell and distribute, exclusively in the North American countries of the United States, Canada and Mexico, security services and portable, one-button internet encryption devices that are developed and manufactured by its parent corporation, Keezel Netherlands, for the Company pursuant to an Intellectual Property License and Reseller Agreement. The Company is selling directly to consumers and businesses. The Company also may sell such security services and devices indirectly through distributors. Keezel Netherlands is working on an Industrial IoT protection module as well.

Business Plan

Keezel is selling the first generation hardware and services to consumers and businesses as an individual cybersecurity solutions. Sales are being done direct to customer as well as through third party channels.

Keezel is also working on an industrial IoT protection module to protect infrastructure such as wind mills, levies, port infrastructure and connected machinery. For this, Keezel Netherlands is raising funds and grants to develop the solution.

Intellectual Property License and Reseller Agreement

Keezel Netherlands has granted to Keezel, Inc. the following exclusive rights in the United States, Canada and Mexico: (a) the right to sell proprietary hardware security (with embedded software) devices and related services and (b) a license to exercise intellectual property rights in conjunction with distributing and selling such devices and services.

History of the Business

The Company has started to sell products and services to the public in 2017. The Company's parent corporation, Keezel Netherlands, has sold and delivered more than 4000 Keezel devices in 2017 to customers who backed the product through Keezel Netherlands' crowdfunding and pre-orders on Keezel Netherlands' website. Keezel Netherlands and Keezel Inc have sold more than 8000 Keezel devices to date. In 2019 Keezel Inc and Keezel Netherlands have tried to raise more investments, grants and debt and have only had limited success, which has resulted in a slowdown of commercial and R&D activities as most effort was spent on raising funds. In March and April 2020 with the global COVID 19 pandemic Keezel has seen a reduction in both commercial and fundraising opportunities for its portable travel solution and has been implementing cost cuting measures.

The Company expects to incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Competition
The Company's primary competitors are other internet security product, services and software companies. We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products and services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
The Company acquires Keezel products and services from its parent corporation, Keezel Netherlands. Keezel Netherlands currently manufactures the Keezel product in the Shenzhen area in China. Keezel is facing tariffs when importing products from China into the United States. Keezel Netherlands has engaged Concentric Consulting to optimize the supply chain and provide quality assurance. The Company sells products and services to consumers and businesses through direct sales on its website, in retail stores and indirectly through partnerships.

Intellectual Property and Research and Development
Pursuant to the Intellectual Property License and Reseller Agreement between us and Keezel Netherlands, we have rights to use intellectual property owned by Keezel Netherlands, including issued and pending patents and trademarks.

Real Property
The Company does not own or lease any real property, but uses office space of an incubator.

Governmental/Regulatory Approval and Compliance
Our industry is subject to many regulations in the various countries where we distribute or intend to distribute products and services. Non-compliance with laws and regulations could materially adversely affect our business. Such regulation could harm our business by limiting the size of the potential market for the product and services and by requiring additional differentiation between products and services for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability. Our business does not have a direct environmental impact.

Litigation
None.

Indemnification

Indemnification is authorized by the Company to directors and officers acting in their professional capacity pursuant to Delaware law, and the Company has entered into indemnification agreements with its directors and officers. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts incurred in connection with actual or threatened actions, suits or proceedings involving such person.

Previous Offerings

July 19, 2017, Section 4(a)(2), 7,100,000 Series A Voting Common Stock. Use of proceeds: These shares of Series A Voting Common Stock were sold to our parent corporation, Keezel Netherlands (AvocadoNinja BV), for an aggregate purchase price of $710 and such capital will be used for general corporate purposes.

September 14, 2018, In 2017 and extended into 2018 the Company entered into a series of convertible notes agreements under Regulation CF. This was the first StartEngine campaign raise (First Offering) which closed on September 14, 2018. Detailed information under 'Debt'.

December 20, 2018, In 2018 and extended into 2020 the Company entered into a series of convertible notes agreements under Regulation CF. This was the second StartEngine campaign raise (Second Offering) which closed on January 4th 2020. Detailed information under 'Debt'.

In 2019, convertible notes of the "First Offering" representing a principal of $391,738 have matured and converted into 8,078,127 shared outstanding of Series B Common stock.

The financial statements are an important part of this Annual Report and should be reviewed in their entirety. The financial statements of the Company are attached hereto.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

No disqualifying events have been recorded with respect to the Company or its officers or directors.

The Company makes annual reports available on its website and has done so in the past. This annual report may be found on the Company's website at: https://www.keezel.us in the section titled 'Investor Relations'. The Company must continue to comply with the ongoing reporting requirements until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) the Company has filed at least three annual reports pursuant to Regulation CF; (4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements

The Company's financial statements covering the period ending in December 31, 2019 can be found attached to this document.

Financial Condition Results of Operation

The Company believes that current COVID-19 conditions, where fewer people desire protection on the road, cause uncertainties both in terms of revenue as well as fundraising capabilities.

In 2019 the Company has generated net revenues of $125,929 and a loss from operations of $318,510. 2019 closed with a net loss of $314,730.

There are no other sources of capital available on which Keezel, Inc. may rely. Keezel, Inc. revenue so far has relied on a number of sales channels. Opening up of new sales channels and growing them will take an unpredictable amount of time. In a positive scenario, where business travel is common, this will allow the company to grow its business further based on profit. In a negative scenario the company will need to attract additional funds.

Financial Milestones

The Company expects financial difficulties in the next 12 months given the global economic situation and intends to focus on the following milestones: 1) Raise external funding (grants, investors, strategic partners) 2) Work on Keezel for Business solutions.

The Company expects gross expenses of $10,000 to $100,000 per month for the next 12 months depending on finances available to the company.

The goal is to keep selling the current product in as many channels as possible both B2C and B2B as we work on development of the new Industrial IoT solution.

Operating Results – 2019 Compared to 2018

	December 31, 2019	December 31, 2018
Revenue	$ 125,929	$ 308,482
Cost of Goods Sold	100,744	246,785
Gross Margin	25,185	61,696
Expenses		
Advertising and Marketing	26,134	99,429
General and Administrative Expenses	317,562	346,270
Total Expense	343,696	445,699
Operating Income/(Loss)	(318,510)	(384,002)
Non Operating Expenses		
Interest Expense		(73,100)
Interest Income-Related Party	3,781	7,332
Total Other Income (Expense)	3,781	(65,769)
Provision for Income Tax	-	
Net income/(Loss)	$ (314,730)	$ (449,771)

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $3,175. The Company intends to raise additional funds through an equity financing.

The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and sales of products and services.

Debt

First Note
In 2017 and 2018, the Company entered into a series of convertible notes agreements (First Note) for total principal of $741,908 as of May 25, 2020.

The instruments mature in 24 months and bear at 5% interest per annum. If and upon a qualified equity financing where the Company raises gross proceeds of $4,000,000 or greater, the instruments' face value along with accrued interest will automatically convert to Class B common stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $4,000,000 on the Company's fully diluted capitalization. If and upon a corporate transaction involving the Company's parent, the convertible notes payable become immediately due and payable, together with interested calculated at 10% calculated as if the convertible notes were outstanding for 2 years. If at maturity neither of the aforementioned conversions have occurred, the Company may elect to convert the convertible notes payable, and any unpaid accrued interest, into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $4,000,000 on the Company's fully diluted capitalization. As of November 30, 2018, the convertible notes payable had not been converted and remained outstanding in the full principal amounts. The Company analyzed the First Note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features or were contingent upon future unknown events, and therefore no beneficial conversion feature discount has been booked as of April 15, 2019.

Second Note
In 2018 and 2019, the Company entered into a series of convertible notes agreements (Second Note) for total principal of $215,383 as of May 25, 2020.

The instruments mature in 24 months and bear at 5% interest per annum. If and upon a qualified equity financing where the Company raises gross proceeds of $8,000,000 or greater, the instruments' face value along with accrued interest will automatically convert to Class B common stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $8,000,000 on the Company's fully diluted capitalization. If and upon a corporate transaction involving the Company's parent, the convertible notes payable become immediately due and payable, together with interested calculated at 10% calculated as if the convertible notes were outstanding for 2 years. If at maturity neither of the aforementioned conversions have occurred, the Company may elect to convert the convertible notes payable, and any unpaid accrued interest, into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $8,000,000 on the Company's fully diluted capitalization. As of May 25, 2020, the convertible notes payable had not been converted and remained outstanding in the full principal amounts. The Company analyzed the Second Note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features or were contingent upon future unknown events, and therefore no beneficial conversion feature discount has been booked as of May 25, 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Aike Mueller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- President, Chief Executive Officer and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- President, Chief Executive Officer and Director of Keezel Netherlands, February 2015 – Present

Education
- MSc, Information Management (Tilburg University)
- MSc, Executive Master of IT Auditing (Erasmus University Rotterdam)

Name: Friso Schmid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Chief Financial Officer, Treasurer, Secretary and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co-founder, Chief Operating Officer and Director of Keezel Netherlands, February 2015– Present

Education
- MSc, International Economics and Business Studies (Erasmus University Rotterdam)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. Messrs. Müller and Schmid intend to spend an appropriate amount of time on the business of each of the Company and Keezel Netherlands.

Name: Aike Mueller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- President, Chief Executive Officer and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- President, Chief Executive Officer and Director of Keezel Netherlands, February 2015 – Present

Education
- MSc, Information Management (Tilburg University)
- MSc, Executive Master of IT Auditing (Erasmus University Rotterdam)

Name: Friso Schmid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Chief Financial Officer, Treasurer, Secretary and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co-founder, Chief Operating Officer and Director of Keezel Netherlands, February 2015– Present

Aike Mueller and Friso Schmid both share their time between Keezel, Inc. and AvocadoNinja B.V. (Keezel Netherlands)

Employees
The Company currently doesn't have employees. The Directors and resources for sales and marketing activities are provided by the parent company.

Other
The Company's principal address is 20377 SW Acacia Street, 2nd Floor, Newport Beach, CA 92660.

Risk Factors
These are the principal risks that relate to the company and its business. These were published as part of the form-C out when the offering of the Reg-CF campaign launched to potential investors.

- **A crowdfunding investment involves risk.** You should not invest any funds unless you can afford to lose your entire investment. In making an investment decision, Purchasers must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **We are a young company, with limited operating history, and are marketing and selling our first product and services to a geographically limited area.** The Company was formed in April 2017 and is marketing, selling and distributing its first product and services to North America. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We will be reliant on our parent corporation, Keezel Netherlands, to manufacture the Keezel product and develop future products and services for us on a timely basis. Our sales will be geographically limited to the North American countries of the United States, Canada and Mexico, and we will be prohibited from selling products or services outside of these of countries due to the fact that such international sales will be carried out by our parent corporation, Keezel Netherlands. Accordingly, we will not be able to grow our sales or business beyond North America. While the funds raised through our Regulation CF offering will be used to fund the launch of our sales and marketing of the Keezel product and services in North America, we may require additional funding after our Regulation CF offering to grow operations. We may not be successful in such operations. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among newly-formed businesses and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficulty recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

- **Our future revenue is unpredictable and is based upon a single initial product.** We cannot guarantee that the Keezel product or any future products will be successfully manufactured and delivered by our parent corporation, Keezel Netherlands, or that our sales of such products will be profitable. Our business is speculative and dependent upon the acceptance of the Keezel products and services and the effectiveness of our marketing program to convince consumers to choose such products and services. We cannot assure that consumers will accept these products and services or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after our current Regulation CF offering to grow operations. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, consumer acceptance of the Keezel products and services, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

- **The loss of key personnel, or the inability to attract talent, could adversely impact our business.** Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer, President and member of the board of directors, Aike Müller, and our Chief Financial Officer, Treasurer, Secretary and member of the board of directors, Friso Schmid. Messrs. Müller and Schmid also serve in management roles at our parent corporation, Keezel Netherlands, and their attention could be diverted from our company which would harm our business. Our success also will be dependent on the hiring and retention of sales and marketing personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of the Keezel products and services. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. The inability to attract or the loss of services of these personnel from our Company could adversely affect our business, projected sales, revenue and prospects. Competition for qualified personnel in the internet security industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

- **We face significant market competition from larger competitors.** While many new products and services are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and services and to predict, prior to completing product development, what products and services will succeed. Competitors often develop products and services that could replicate or compete with products and services of competitors, which in turn hinders growth of a customer base and profitability. Products and services produced by our competitors may take a larger share of customer spending than anticipated, which could cause our sales of the Keezel product and services to fall below expectations. Consumers may lose interest in the Keezel product and services. If our competitors develop more successful products and services and/or offer competitive products and services at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and other resources than we have. The availability of significant financial resources is a major competitive factor in the sales and marketing of high-quality products and services that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for sales and marketing, and make higher offers to licensors and developers for commercially desirable products and services as well as adopt more aggressive pricing policies to develop more commercially successful products and services. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

- **If the Keezel product does not function as consumers expect, it may have a negative impact on our business and model.** If the Keezel product does not function as consumers expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy consumers could adversely impact the product and disappoint consumers. Additionally, if consumers do not find the Keezel product compelling, our projected revenue and sales will decrease and it will negatively impact our business.

- **Consumers may choose other products and services and/or technology experts may favor other products and services, and if consumers do not find the Keezel product and services**

compelling then our projected revenue will decline. The security-conscious consumer base will drive our revenue and success. The internet security industry is a highly speculative and competitive industry, and consumers and technology experts may be critical of the Keezel product, services or business practices for a wide variety of reasons. If consumers choose other products and services and/or technology experts favor other products and services (whether by any action or inaction of our company or the Keezel product and services), our projected revenue and business will decline. In addition, if the Keezel product does not function as consumers anticipate, if consumers find products and services that are more satisfying from their perspective, and/or if consumers do not find the Keezel product and services compelling to their satisfaction, consumers may choose other products and services (or otherwise elect to just not use the Keezel product and services), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

● **Investors may suffer potential loss or dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

● **Actual results may vary from any projection we present. We may provide certain projected results of operations to prospective investors in connection with our offerings.** Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

● **If general economic conditions decline, demand for the Keezel product and services could decline.** The Keezel product and services will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product and services like the Keezel product and services, during periods in which favorable economic conditions prevail. As a result, the Keezel product and services will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

● **Our operating costs are unpredictable.** In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product and services would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

- **The Company will need more money.** The Company might not sell enough Notes in our Regulation CF offering to meet its operating needs and fulfill its plans. Even if it sells all the Notes it is offering now, it will probably need to raise more funds in the future, and if it can't raise such funds, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

- **If we issue debt that is senior to the Notes, noteholders' rights could be impaired, and if we issue additional shares of our stock, stockholders may experience dilution in their ownership of our company.** We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more debt or more shares of our common stock. Consequently, noteholders' rights could be impaired and stockholders may experience more dilution in their ownership of our company in the future.

- **We rely on a single third party to provide the Keezel products and services essential to the success of our business.** We rely on our parent corporation, Keezel Netherlands, to provide the Keezel products and services for us to market, sell and distribute exclusively in North America pursuant to an Intellectual Property License and Reseller Agreement. We purchase these products and services from Keezel Netherlands under a transfer pricing arrangement that is subject to annual review and could result in an increase in costs in any given year depending on industry standards and our business operations. It is possible that Keezel Netherlands will fail to perform its obligations or will perform them in an unacceptable or untimely manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. An increase in transfer pricing or a disruption in the operations of Keezel Netherlands or its suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on Keezel Netherlands and its performance.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

- **There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business.** Currently, there is no public or other trading market for the securities and there is no current intent to create a public market for the securities. Further, there can be no assurance that the Company will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.

● **Marketing costs are volatile and can impact our growth and profitability. Marketing of the Keezel product and services and the Company can be done through a variety of outlets, and part of the success of the Keezel product and services may depend on such marketing efforts.** However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

● **We may experience significant revenue fluctuations due to a variety of factors.** We may experience significant fluctuations in sales of the Keezel product and services due to a variety of factors, including the timing of the release of the product and services, the popularity of the product and services, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product and services, and the accuracy of forecasts of consumer demand. Our expectations of future revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the Keezel product and services to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

● **If the Keezel product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected.** The Keezel product is a complex device. Quality controls to detect defects are subject to human error, overriding, and reasonable resource constraints. If quality controls and preventative measures are not effective in detecting defects in the Keezel product before it is released into the marketplace, we may have to recall all or a significant number of the Keezel devices that we deliver to customers. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

● **If the Keezel product is compromised by hackers, it could harm the Company's customers and damage the Company's reputation which would adversely affect revenue.** The Keezel device was designed to protect customers and their data from hacking. If hackers are successful in defeating the security of the Keezel device, it could harm our customers and damage our reputation. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

● **If the Keezel product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer. Infringement claims against the Company or Keezel Netherlands, whether valid or not, may be time consuming and expensive to defend.** Such claims or litigations could require Keezel Netherlands to stop development, redesign the product or obtain a license to such intellectual property, or require us to stop selling the Keezel devices, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that the Keezel device will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

- **There can be no assurance that the Keezel product will be delivered on the projected timeline or at all, or that the product will function as intended once delivered.** There can be no assurance that Keezel Netherlands can deliver the Keezel product to us in a timely manner. Investors must consider that we may not be able to procure from Keezel Netherlands a device that we can effectively distribute or market in North America. There can be no assurance that Keezel Netherlands will be able to deliver the product to us on time or at all, or that the product will function as intended once delivered. Additionally, if Keezel Netherlands becomes subject to bankruptcy or a similar proceeding or loses its ability to attract and retain qualified personnel, it may not be able to sustain operations, continue to supply us with the Keezel product and services or may develop a product and services that fail to attract consumers, and consequently our business would be materially adversely affected, as would the value of your investment.

- **The Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) will not be freely tradable until one year from the initial purchase date.** Although the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes). Because the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) may also adversely affect the price that you might be able to obtain for the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in our Regulation CF offerings was and each investor in our current offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

- **Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon our Regualtion CF offerings, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of our offerings on their own or in conjunction with their personal advisors.

- **There can be no Guarantee of Return on Investment. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.** For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

- **The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein.** This means that your investment may continue to be held in escrow while the Company attempts to raise at least the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. In addition, even though funds may be released to the Company in multiple closings, the Notes will not be issued and distributed to you until the Offering deadline and your investment will not begin accruing interest until the issuance date of such Notes.

- **There is no present market for the Securities and we have arbitrarily set the price and the conversion formula. We have arbitrarily set the price of the Securities and their conversion formula with reference to the general status of the securities market and other relevant factors.** The Offering price for the Securities and the conversion formula should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

- **The rights of holders of the Notes will be those of general unsecured creditors, and the Series B Nonvoting Common Stock issued upon conversion of the Notes will be equity interests in the Company and will not constitute indebtedness.** As general unsecured creditors, the rights of the holders of the Notes will rank junior to any senior or secured indebtedness. The Series B Nonvoting Common Stock issued upon conversion of the Notes will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Series B Nonvoting Common Stock and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Notes and the Series B Nonvoting Common Stock will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Notes and the Series B Nonvoting Common Stock.

- **The Company is controlled by its parent corporation, Keezel Netherlands.** The Company's parent corporation, Keezel Netherlands, owns all of the Company's Series A Voting Common Stock, and, if the Notes are converted into Series B Nonvoting Common Stock in the future, will continue to hold all of the Company's voting stock. As a result, if investors in in our Regulation CF offerings receive equity, they will be minority stockholders of a subsidiary and will not have the ability to influence a vote by the shareholders or the board of directors or any matters relating to the Company.

- **Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.** In addition, there may be additional classes of securities issued in the future with rights that are superior to the Notes or the Series B Nonvoting Common Stock into which the Notes may convert.

- **Your ownership of the shares of Series B Nonvoting Common Stock upon conversion of the Notes will be subject to dilution.** Purchasers do not have preemptive rights. If the Company conducts subsequent offerings of securities, issues shares pursuant to a compensation plan or otherwise issues additional shares, investors who acquire shares through the conversion of Notes purchased in our Regulation CF offerings who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

- **Prior to conversion the Company might need to authorize and issue additional Series B Nonvoting Common Stock to cover the conversion.** In the event that the amount raised in the Offering exceeds the number of authorized Series B shares the Company may have to authorize and issue more Series B Nonvoting Common Stock to cover the conversion.

- **There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

- **The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business.** The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series B Nonvoting Common Stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS

FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons:

Securities: In 2017 the Company sold 7,100,000 shares of its Series A Voting Common Stock to its parent corporation, AvocadoNinja, BV, for an aggregate purchase price of $710. Messrs. Müller and Schmid own a controlling interest in AvocadoNinja, BV.

Contracts: Keezel Netherlands has granted to Keezel, Inc. the following exclusive rights in the United States, Canada and Mexico: (a) the right to sell proprietary hardware security (with embedded software) devices and related services and (b) a license to exercise intellectual property rights in conjunction with distributing and selling such devices and services. Under this arrangement, Keezel, Inc. will pay Keezel Netherlands a percentage fee based on product gross revenue, subject to adjustment after annual review. The Company will pay Management Fees for services provided by officers of the parent company. The Company may loan the proceeds from the Offerings to its parent corporation, Keezel Netherlands, at an interest rate of 5% per annum, to facilitate inventory financing of Keezel Netherlands for Keezel products. Messrs. Müller and Schmid own a controlling interest in AvocadoNinja, BV (Keezel Netherlands).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

	Series A Voting Common stock		Series B Voting Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
December 31, 2017	7,100,000	$ 710	-	-	$ -	$ (149,938)	(149,228)
December 31, 2018	-	-	-	-		(449,771)	(449,771)
Common Stock Issuance	-	-	978,127	98	-	-	98
Contribution					391,738	-	391,738
Net Income (Loss)	-	-		-	-	(314,730)	(314,730)
December 31, 2019	7,100,000	$ 710	978,127	$ 98	$ 391,738	$ (914,439)	$ (521,893)

Ownership:	AvocadoNinja BV	Investors in "First Offering"

AvocadoNinja, BV, 100.0% ownership, Series A Voting Common Stock.
Prior to conversion of the issued Convertible Notes, the Company is a wholly-owned subsidiary of Keezel Netherlands. Messrs Müller and Schmid own a controlling interest in Keezel Netherlands.

Investors from the first StartEngine campaign ("First Offering") and second StartEngine campaign ("Second Offering") are currently holding convertible notes that can convert into shares of Series B Nonvoting Common Stock at maturity or upon a qualified equity financing .

In 2019, convertible notes of the "First Offering" representing a principal of $391,738 have matured and converted into Series B Common stock.

OUR SECURITIES

The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, of which 7,100,000 shares are designated Series A Voting Common Stock, par value $0.0001 per share, all of which are currently outstanding, and 2,900,000 shares are designated Series B Nonvoting Common Stock, par value $0.0001 per share, 8,078,127 of which are currently outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Type of security	Series A Voting Common Stock
Amount outstanding	7,100,000 shares
Voting Rights	The holders of Series A Voting Common Stock are entitled to one vote for each share of such common stock held at all meetings of stockholders (and written actions in lieu of meetings). Holders of record of the Company's Series A Voting

	Common Stock are entitled to elect directors as described in the Board Composition.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	The Series B Nonvoting Common Stock into which the Notes convert have no voting rights.
Percentage voting power of the company held by the current holders of the Series A Voting Common Stock (assuming conversion of all convertible securities, First Notes and the Notes)	100%

Type of security	**Series B Nonvoting Common Stock**
Amount outstanding	8,078,127 shares
Voting Rights	The holders of Series B Nonvoting Common Stock not are entitled to any voting rights
Anti-Dilution Rights	None
Percentage voting power of the company held by the current holders of the Series B Voting Common Stock (assuming conversion of all convertible securities, First Notes and the Notes)	0%

- **Convertible notes (First Notes)**

Type of security (First Notes)	**Convertible Notes** (First Notes of **now closed** First Offering)

Conversion terms: (First Notes)	The principal and accrued but unpaid interest under the First Notes convert into shares of Series B Nonvoting Common Stock at maturity or upon a qualified equity financing, a change in control of the Company or a firm commitment underwritten initial public offering ("IPO"). The conversion price of the First Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing or (b) in the event a qualified equity financing does not take place prior to the maturity date, at the Company's option, the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date. If prior to conversion or repayment in full of the First Notes, the Company consummates a change in control or an IPO, the conversion price of the First Notes will equal 80% of the per share price (x) received by the holders of the Series A Voting Common Stock (whether in the form of cash, securities or other property) in the change of control or (y) offered to the public in the IPO, as applicable. A qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible First Notes in an equity financing resulting in gross proceeds to the Company of at least $4,000,000 at a pre-money valuation of at least $4,000,000, excluding the conversion of the existing convertible First Notes. A change in control means (a) the acquisition of the Company by another entity by means of any transaction (including, without limitation, any reorganization, merger, reverse merger or consolidation), or (b) a sale of all or substantially all of the assets of the Company, but does not include (i) any transaction

	in which the stockholders of the Company prior to the transaction hold more than 50% of the voting securities of the surviving or acquiring entity immediately after the transaction (other than in a reverse merger between the Company and a public shell company), (ii) any transaction for the sole purpose of changing the Company's domicile or (iii) the sale of the Company's equity securities in any private equity financing, the principal purpose of which is to raise funds for the continued operation of the Company.
Voting and Control (First Notes)	Neither the First Notes nor the Series B Nonvoting Common Stock into which the First Notes convert have voting rights.
Interest Rate and Maturity of Notes (First Notes)	The First Notes will bear an interest rate of 5% simple interest annually and will mature two years from the date of issuance. The First Notes will be issued as of the sixtieth (60th) day after the Offering commences, which is the expected termination date of the Offering (which date may be extended at our option). Interest will start to accrue on the issuance date, and will be paid in arrears at maturity in cash or, at the Company's option, in shares of Series B Nonvoting Common Stock at a conversion price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the interest payment date.

Valuation of First Notes

The First Notes are valued at face value. Upon conversion of the Notes, the value ascribed to the Company will depend on the factors described in "The Offering and The Securities – The Securities – Conversion Terms", OFFERING MEMORANDUM for First Offering filed on July 31st 2017), Exhibit A to Form C

The price of the Securities was determined arbitrarily. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

- **Convertible notes (Second Notes)**

Type of security (Second Notes)	Convertible Notes (Second Notes of **now closed** Second Offering)
Conversion terms: (Second Notes)	The principal and accrued but unpaid interest under the Second Notes convert into shares of Series B Nonvoting Common Stock at maturity or upon a qualified equity financing, a change in control of the Company or a firm commitment underwritten initial public offering ("IPO"). The conversion price of the First Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing or (b) in the event a qualified equity financing does not take place prior to the maturity date, at the Company's option, the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date. If prior to conversion or repayment in full of the First Notes, the Company consummates a change in control or an IPO, the conversion price of the First Notes will equal 80% of the per share price (x) received by the holders of the Series A Voting Common Stock (whether in the form of cash, securities or other property) in the change of control or (y) offered to the public in the IPO, as applicable. A qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible First Notes in an equity financing resulting in gross proceeds to the Company of at least $8,000,000 at a pre-money

	valuation of at least $8,000,000, excluding the conversion of the existing convertible First Notes. A change in control means (a) the acquisition of the Company by another entity by means of any transaction (including, without limitation, any reorganization, merger, reverse merger or consolidation), or (b) a sale of all or substantially all of the assets of the Company, but does not include (i) any transaction in which the stockholders of the Company prior to the transaction hold more than 50% of the voting securities of the surviving or acquiring entity immediately after the transaction (other than in a reverse merger between the Company and a public shell company), (ii) any transaction for the sole purpose of changing the Company's domicile or (iii) the sale of the Company's equity securities in any private equity financing, the principal purpose of which is to raise funds for the continued operation of the Company.
Voting and Control (Second Notes)	Neither the Second Notes nor the Series B Nonvoting Common Stock into which the Second Notes convert have voting rights.
Interest Rate and Maturity of Notes (Second Notes)	The Second Notes will bear an interest rate of 5% simple interest annually and will mature two years from the date of issuance. The Second Notes will be issued as of the sixtieth (60th) day after the Offering commences, which is the expected termination date of the Offering (which date may be extended at our option). Interest will start to accrue on the issuance date, and will be paid in arrears at maturity in cash or, at the Company's option, in shares of Series B Nonvoting Common Stock at a conversion price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the interest payment date.

Valuation of Second Notes

The Second Notes are valued at face value. Upon conversion of the Notes, the value ascribed to the Company will depend on the factors described in "The Offering and The Securities – The Securities – Conversion Terms", OFFERING MEMORANDUM for First Offering filed on December 20th 2018), Exhibit A to Form C

The price of the Securities was determined arbitrarily. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

Dividend Rights
Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights
Holders of our Series A Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our Series B Nonvoting Common Stock (into which the Notes and all outstanding First Notes are convertible) are not entitled to vote on any matters.

Right to Receive Liquidation Distributions
In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with our parent corporation, Keezel Netherlands. As a result, Keezel Netherlands has the ability to make all major decisions regarding the Company. As a holder of the Notes, you will have no voting rights. Even upon conversion of the Notes purchased in our Regulation CF offerings, you will have no voting rights and will hold a minority interest in the Company, and our parent corporation Keezel Netherlands will still control the Company. In that case, as a minority holder of Series B Nonvoting Common Stock you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

KEEZEL, INC.

By   _____

      Name: Aike Müller

      Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Aike Müller, Principal Executive Officer of Keezel, Inc., hereby certify that the financial statements of Keezel, Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer

KEEZEL, INC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR PERIODS ENDED DECEMBER 31, 2019 AND 2018

Keezel, Inc
Index to Financial Statements
(unaudited)

KEEZEL, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 3,175	$ 68,332
Escrow Balance	11,818	31,360
Prepaid Expense	-	-
Accrued Interest Receivable, related party	13,780	9,999
Receivable from Convertible Notes	24,358	19,514
Total Current Assets	53,130	129,206
Non-Current Assets		
Advance to Related Party	-	56,642
Total Non Current Assets	-	56,642
TOTAL ASSETS	$ 53,130	$ 185,848
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ -	$ 345
Accrued Expenses	-	-
Deferred Revenue	-	-
Advance from related party	3,999	
Total Current Liabilities	3,999	345
Long-Term Liabilities:		
Accrued Interest Payable	32,909	33,326
Convertible Notes Payable, net of discount	538,116	751,175
Total Long-Term Liabilities	571,025	784,501
Total Liabilities	575,024	784,846
Stockholders' Equity (Deficit)		
Series A Voting Common Stock, $0.0001 par, 7,100,000 shares authorized, 7,100,000 shares issued and outstanding, as of December 31, 2017	710	710
Series B Nonvoting Common Stock, $0.0001 par, 2,900,000 shares authorized, 978,127 shares issued and outstanding, as of December 31, 2017	98	-
Additional Paid In Capital	391,738	-
Retained Earnings	(599,709)	(149,938)
Net Income	(314,730)	(449,771)
Total Stockholders' Equity (Deficit)	(521,894)	(598,999)
TOTAL LIABILITIES & EQUITY	$ 53,130	$ 185,848

KEEZEL, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Revenue	$ 125,929	$ 308,482
Cost of Goods Sold	100,744	246,785
Gross Margin	25,185	61,696
Expenses		
Advertising and Marketing	26,134	99,429
General and Administrative Expenses	317,562	346,270
Total Expense	343,696	445,699
Operating Income/(Loss)	(318,510)	(384,002)
Non Operating Expenses		
Interest Expense		(73,100)
Interest Income-Related Party	3,781	7,332
Total Other Income (Expense)	3,781	(65,769)
Provision for Income Tax	-	
Net income/(Loss)	$ (314,730)	$ (449,771)

KEEZEL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	Series A Voting Common stock		Series B Voting Common stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
December 31, 2017	7,100,000	$ 710	-	$ -	$ -	$ (149,938)	(149,228)
December 31, 2018	-	-	-	-	-	(449,771)	(449,771)
Common Stock Issuance	-	-	978,127	98	-	-	98
Contribution	-	-	-	-	391,738	-	391,738
Net Income (Loss)	-	-	-	-	-	(314,730)	(314,730)
December 31, 2019	**7,100,000**	**$ 710**	**978,127**	**$ 98**	**$ 391,738**	**$ (914,439)**	**$ (521,893)**

KEEZEL, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Cash flows from operating activities		
Net income/(Net Loss)	$ (314,730)	$ (449,771)
Amortization of debt discount	6,738	38,876
Operations:		
(Increase)/Decrease in accrued interest receivable	(3,781)	(7,331)
(Increase)/Decrease in prepaid expense	-	1,816
Increase/(Decrease) in account payable	(345)	(17,513)
Increase/(Decrease) in accrued expenses	-	(74,043)
Increase/(Decrease) in deferred revenue	-	(27,131)
Increase/(Decrease) in accrued interest payable	(417)	27,750
Increase/(Decrease) in advance from related party	3,999	-
Net Cash Provided By Operating Activities:	**(308,536)**	**(507,347)**
Cash flows from Investing Activities		
Restricted Cash	19,542	(4,616)
Advances to related party, net	56,642	232,627
Net Cash Used In Investing Activities	**76,184**	**228,011**
Cash flows from Financing activities		
Proceeds from issuance of common stock	386,992	-
Proceeds from issuance of convertible notes payable	(219,797)	347,518
Net Cash Provided By Financing Activities	**167,195**	**347,518**
Net (decrease) increase in cash and cash equivalents	(65,157)	68,182
Cash and cash equivalents at beginning of period	68,332	150
Cash and cash equivalents at end of period	**$ 3,176**	**$ 68,332**
Supplemental Disclosures of Cash Flow Information		
Cash paid for interest		$ -
Cash paid for income taxes		$ -
Convertible Note Receivable/Convertible Note	$ (4,844)	$ (19,514)

NOTE 1 – NATURE OF OPERATIONS

Keezel, Inc. (the "Company"), is a corporation organized April 27, 2017 under the laws of Delaware. The Company was formed to manage sales and operations in the United States of America market as a subsidiary of its Dutch parent, AvocadoNinja, B.V., based in Amsterdam, Netherlands (the "Parent"), selling the Parent's Keezel brand of cybersecurity products and services.

All of the Company's intellectual property and its board of directors are located in the Netherlands.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's escrow balance as of December 31, 2019 was $11,818, and represents funds held by the Company's escrow agent on its behalf related to the ongoing fundraising efforts discussed in Note 3.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019, the Company carried no receivables.

Property and Equipment
Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2019, the Company held no property or equipment.

Costs of Net Revenues
The primary component of costs of net revenues is the licensing fee between the Company and its Parent discussed in Note 6.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.
The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.
The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $914,439 as of December 31, 2019. The Company pays taxes at an effective blended rate of approximately 29% . Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.
The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing

rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the period ended December 31, 2017, the Company determined the effects of foreign currency translations were not material and therefore did not recognize any such gains or losses.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

In 2017, the Company entered into a series of convertible notes agreements for total principal of $747,297. The instruments mature in 24 months and bear at 5% interest per annum.

If and upon a qualified equity financing where the Company raises gross proceeds of $4,000,000 or greater, the instruments' face value along with accrued interest will automatically convert to Class B common stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $4,000,000 on the Company's fully diluted capitalization.

If and upon a corporate transaction involving the Company's parent, the convertible notes payable become immediately due and payable, together with interest calculated at 10% calculated as if the convertible notes were outstanding for 2 years.

If at maturity neither of the aforementioned conversions have occurred, the Company may elect to convert the convertible notes payable, and any unpaid accrued interest, into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $4,000,000 on the Company's fully diluted capitalization.

As of December 31, 2019, the convertible notes payable with a maturity date before December 31, 2019 with a total of $391,835 of combined principal and interest had converted into Series B Common Stock.

Convertible notes payable with a maturity date after December 31, 2019 had not been converted and remained outstanding in the full principal amounts. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features or were contingent upon future unknown events, and therefore no beneficial conversion feature discount has been booked as of December 31, 2019.

In 2019, the Company entered into a new series of convertible notes agreements for total principal of $149,223.

The instruments mature in 24 months and bear at 5% interest per annum.

If and upon a qualified equity financing where the Company raises gross proceeds of $8,000,000 or greater, the instruments' face value along with accrued interest will automatically convert to Class B common stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $8,000,000 on the Company's fully diluted capitalization.

If and upon a corporate transaction involving the Company's parent, the convertible notes payable become immediately due and payable, together with interest calculated at 10% calculated as if the convertible notes were outstanding for 2 years.

If at maturity neither of the aforementioned conversions have occurred, the Company may elect to convert the convertible notes payable, and any unpaid accrued interest, into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $8,000,000 on the Company's fully diluted capitalization.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of $0.0001 par value common stock as of December 31, 2019, of which 7,100,000 were designated as Series A Voting Common Stock and 2,900,000 were designated as Series B Nonvoting Common Stock. As of December 31, 2019, 7,100,000 shares of Series A Voting Common Stock and 987,127 Series B Nonvoting Common Stock were issued and outstanding, respectively.

The Series B Nonvoting common stockholders do not have voting rights nor board election rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company paid parent license fees in the amount of $100,744 of licensing fees accrued on the sale of the Company's product under a licensing agreement that calls for 80% of net sales to be paid to the Parent.

The net balance owed the Company to the Parent as of December 31, 2019 was $3,999. This balance bears interest at 5% per annum and is considered payable on demand, though it was classified as a long-term asset as repayment is not expected within the next year. Interest income from earlier advances totaled $13,780 for the period ended December 31, 2019.

The Company pays a monthly management fee of $19,167 to two officers of its Parent for certain administrative functions performed by the officers to the Company. Management fees to AvocadoNinja BV recognized for the period ended December 31, 2019 were $230,000 as required by the transfer price agreement.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.